Exhibit 99.1
RENT THE RUNWAY, INC.
NOTICE OF RESTRICTED STOCK UNIT INDUCEMENT AWARD
As a material inducement for you to enter into employment with Rent the Runway, Inc. (the “Company”), you have been granted restricted stock units representing shares of the Company on the following terms. This award is intended to comply with Rule 5635(c)(4) of the Nasdaq Stock Market Listing Rules, which provide an exception to the Nasdaq Stock Market Listing Rules’ stockholder approval requirement for the issuance of securities regarding grants to certain employees of the Company as an inducement material to such individuals entering into employment with the Company, and shall be administered and interpreted consistent with such intent.

Name of Participant:	Dhiren Fonseca
Total Number of Restricted Stock Units Granted:	802,395
Date of Grant	February 27, 2026
Vesting Commencement Date:	October 28, 2025
Vesting Schedule:
25% of the Total Number of Restricted Stock Units Granted will vest on the first anniversary of the Vesting Commencement Date, with the remaining 75% of the Total Number of Restricted Stock Units Granted vesting in equal installments on a quarterly basis following the first anniversary of the Vesting Commencement Date through the fourth anniversary of the Vesting Commencement Date, in each case, subject to your continued employment through each applicable vesting date (except as otherwise set forth in the Restricted Stock Unit Agreement).

The Restricted Stock Units are granted under and governed by the terms and conditions of the Restricted Stock Unit Inducement Award Agreement and are not granted pursuant to the Company’s Second Amended and Restated 2021 Incentive Award Plan (the “Plan”). Notwithstanding the foregoing, subject to the terms and conditions herein and in the Restricted Stock Unit Inducement Award Agreement, this award will be governed by the terms and conditions set forth in the Plan as if it had been granted under the Plan. The provisions of the Restricted Stock Unit Inducement Award Agreement and Plan are hereby incorporated herein by reference. Capitalized terms not defined herein shall have the meanings ascribed to them in the

Plan. You agree that you have reviewed the Plan, this Notice of Restricted Stock Unit Inducement Award and the Restricted Stock Unit Inducement Award Agreement, you have had an opportunity to obtain the advice of counsel prior to executing this Notice of Restricted Stock Unit Inducement Award, and that you understand the terms of the Plan, this Notice of Restricted Stock Unit Inducement Award, and the Restricted Stock Unit Inducement Award Agreement.
You agree to accept electronically all documents relating to the Plan or this restricted stock unit award.
You further agree to comply with the Company’s insider trading policy in effect from time to time when selling shares of the Company’s common stock.
BY ACKNOWLEDGING AND ACCEPTING THIS NOTICE AND THE RESTRICTED STOCK UNIT INDUCEMENT AWARD AGREEMENT, YOU AGREE TO THE TERMS AND CONDITIONS DESCRIBED IN THESE DOCUMENTS AND THE PLAN

RENT THE RUNWAY, INC.
RESTRICTED STOCK UNIT INDUCEMENT AWARD AGREEMENT

Grant of Restricted Stock Units
Subject to all of the terms and conditions set forth in the Notice of Restricted Stock Unit Inducement Award and this Restricted Stock Unit Inducement Award Agreement (this “Agreement”), the Company has granted to you the number of restricted stock units set forth in the Notice of Restricted Stock Unit Inducement Award.
This Award is intended to comply with Rule 5635(c)(4) of the Nasdaq Stock Market Listing Rules, which provide an exception to the Nasdaq Stock Market Listing Rules’ stockholder approval requirement for the issuance of securities regarding grants to certain employees of the Company as an inducement material to such individuals entering into employment with the Company, and shall be administered and interpreted consistent with such intent. For the avoidance of doubt, this Award is not made pursuant to the Company’s Second Amended and Restated 2021 Incentive Award Plan (the “Plan”) and shall not reduce the number of Shares subject to the Overall Share Limit.
Notwithstanding the foregoing, subject to the terms and conditions herein and in the Notice of Restricted Stock Unit Inducement Award, this Award will be governed by the terms and conditions set forth in the Plan as if it had been granted under the Plan. The provisions of Plan are hereby incorporated herein by reference.

All capitalized terms used in this Agreement shall have the meanings assigned to them in this Agreement, the Notice of Restricted Stock Unit Inducement Award or the Plan.
Payment for Restricted Stock Units	No payment is required for the restricted stock units that you are receiving.
Vesting
The restricted stock units will vest in accordance with the vesting schedule set forth in the Notice of Restricted Stock Unit Inducement Award. Except as set forth in the following paragraph, the restricted stock units granted pursuant to this Agreement will cease to vest upon your Termination of Service for any reason (unless the Administrator determines otherwise).
Notwithstanding the foregoing, 100% of the Total Number of Restricted Stock Units Granted will vest on the date on which an Investor Group Sale (as defined below) is consummated, subject to your continued employment through the date of such Investor Group Sale.
Notwithstanding anything to the contrary set forth in the immediately preceding paragraph, in the event of your Termination of Service as a result of a termination of employment (i) by the Company without Cause (as defined below) or due to your resignation for Good Reason (as defined below), in either case, following the 12-month anniversary of the Vesting Commencement Date, or (ii) due to your death or Disability, then the number of restricted stock units that would have otherwise vested during the 9-month period that immediately follows the date of your Termination of Service had you remained employed by the Company shall vest on the date of your Termination of Service.
For purposes of this Agreement, “Investor Group Sale” means a transaction or series of related transactions resulting in the sale of at least 50% of the Shares held by the Investor Group (as defined below) as of the Closing to a bona fide third party or group of third parties.
For purposes of this Agreement, “Investor Group” shall mean, collectively, CHS US Investments, LLC, Gateway Runway LLC, and S3 RR Aggregator, LLC.

For purposes of this Agreement, “Cause” shall have the meaning set forth in your employment agreement with the Company.
For purposes of this Agreement, “Good Reason” shall have the meaning set forth in your employment agreement with the Company.

Forfeiture
Subject to the second and third paragraphs of the section of this Agreement entitled “Vesting,” (i) in the event of your Termination of Service for any reason, your restricted stock units granted hereunder will be forfeited to the extent that they have not vested before the date of your Termination of Service (meaning that any restricted stock units that have not vested as of the date of your Termination of Service under this Agreement will be cancelled immediately) and (ii) you will receive no payment for any restricted stock units that are forfeited in accordance with this Agreement. The Company determines when your Termination of Service occurs for all purposes of your restricted stock units.

Dividend Equivalents; Stockholder Rights
You, or your estate heirs, have no rights as a stockholder of the Company unless and until your restricted stock units are settled in accordance with the terms of this Agreement by issuing you Shares.
Notwithstanding the foregoing, if the Company declares and pays a cash dividend or other cash distribution with respect to shares of the Company, you shall be entitled to receive a corresponding dividend equivalent with respect to each restricted stock unit that is outstanding as of the applicable record date (each, a “Dividend Equivalent”). Any such Dividend Equivalent shall be credited in cash to a bookkeeping account maintained by the Company, shall not bear interest, and shall be subject to the same vesting, forfeiture, and settlement terms and conditions as the restricted stock unit to which it relates.
Dividend Equivalents shall be paid to you, if at all, at the same time and in the same form as the shares of the Company underlying the applicable restricted stock units are delivered, and only to the extent such restricted stock units vest.
In the event of any non-cash dividend, stock split, stock dividend, or other distribution or adjustment with respect to shares of the Company, the restricted stock units shall be equitably adjusted by the Administrator in accordance with the terms of the Plan, and no separate dividend equivalent shall be payable with respect thereto.
Any Dividend Equivalents that become nonforfeitable shall be paid no later than March 15 of the calendar year following the calendar year in which such Dividend Equivalents vest.

Settlement of Units
Each restricted stock unit will be settled in Shares as soon as administratively practicable after the vesting of the applicable restricted stock unit, but no later than more than sixty (60) days after the restricted stock unit’s vesting date. However, the Company may delay any payment if such payment would violate applicable laws and, in such case, payment will be delayed until the earliest date on which the payment would not cause a violation of laws, provided that the delay will not result in an imposition of taxes under Section 409A of the Internal Revenue Code (“Section 409A”).
At the time of settlement, you will receive one (1) Share for each vested restricted stock unit.
No fractional Shares will be issued upon settlement.

Section 409A
The restricted stock units and any related Dividend Equivalents are not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A.
Further, if the Company determines that you are a “specified employee,” as defined in the regulations under Section 409A at the time of your “separation from service,” as defined in Treasury Regulation Section 1.409A-1(h) and it is determined that settlement of these restricted stock units is not exempt from Section 409A, then any restricted stock units that otherwise would have been settled during the first six (6) months following your “separation from service” will instead be settled on the first business day following the earlier of (i) the six (6)-month anniversary of your separation from service or (ii) your death. Each installment of restricted stock units is hereby designated as a separate payment for purposes of Section 409A.

Nature of Units / Limitation on Your Rights
Your restricted stock units are mere bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Shares with respect to your restricted stock units on a future date, and this Agreement may not be construed as creating a trust. As a holder of restricted stock units, you have no rights other than the rights of a general unsecured creditor of the Company. Neither the Plan nor any underlying program, in and of itself, has any assets.

Transfer of Restricted Stock Units
You cannot transfer or assign the restricted stock units. For instance, you may not sell the restricted stock units or use it as security for a loan. If you attempt to do any of these things, the restricted stock units will immediately become invalid. You may, however, dispose of the restricted stock units in your will or by means of a written beneficiary designation; provided, however, that your beneficiary or a representative of your estate acknowledges and agrees in writing in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement and the Plan as if the beneficiary of the estate were you.

Withholding Taxes
No stock certificates (or their electronic equivalent) will be distributed to you unless you have paid any withholding taxes that are due as a result of the vesting or settlement of the restricted stock units. These arrangements include payment in cash, your personal check or arranging for a wire transfer. With the Administrator’s consent, these arrangements may also include (a) payment from the proceeds of the sale of Shares through a Company-approved broker, (b) withholding Shares that otherwise would be issued to you when the restricted stock units are settled with a Fair Market Value no greater than the maximum amount required to be withheld by law, (c) surrendering Shares that you previously acquired with a Fair Market Value no greater than the maximum amount required to be withheld by law, or (d) any combination of the foregoing. The Fair Market Value of withheld or surrendered Shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the withholding taxes.

If you fail to make timely payment of withholding taxes in connection with the settlement of the restricted stock units, the Company has the right to satisfy all or any portion of the withholding taxes by withholding Shares otherwise issuable upon settlement of the restricted stock units.

Restrictions on Resale
You agree not to sell any Shares issued upon settlement of the restricted stock units at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your service with the Company or a Subsidiary continues and for a period of time after your Termination of Service as may be specified by the Company.

Retention Rights
Your award of restricted stock units or this Agreement does not give you the right to be retained by the Company, or any parent or Subsidiary of the Company, in any capacity. The Company and its parents and Subsidiaries reserve the right to terminate your service at any time, with or without cause.

Adjustments	Upon the occurrence of certain events as provided in Article VIII of the Plan, the number of restricted stock units covered by this award will be adjusted, modified or terminated pursuant to the Plan.

Effect of Significant Corporate Transactions
If the Company is a party to a merger, consolidation, or certain change in control transactions, then your restricted stock units will be subject to the applicable provisions of Article VIII of the Plan; provided that Section 8.2(f) of the Plan (or any similar provision) will not be applied to the restricted stock units.

Recoupment Policy
This award, and the Shares acquired upon settlement of this award, shall be subject to any Company recoupment or clawback policy in effect on the date hereof or that is required by law to be adopted after the date hereof, including the Company’s Policy Relating to Recovery of Erroneously Awarded Compensation.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).
The Plan and Other Agreements
The text of the Plan is incorporated in this Agreement by reference. In the event the terms of this Agreement limit, modify or address an area of discretion with the Plan, the terms of this Agreement will control.

This Plan, this Agreement and the Notice of Restricted Stock Unit Inducement Award constitute the entire understanding between you and the Company regarding the restricted stock units. Any prior agreements, commitments or negotiations concerning the restricted stock units are superseded. To the extent permitted by the Plan, this Agreement may be amended or otherwise suspended or terminated at any time by the Administrator or the Board; provided, that no amendment, suspension or modification may adversely affect the restricted stock units in any material respect without the prior written consent of the Participant. In the event that any provision of the Notice of Restricted Stock Unit Inducement Award or this Agreement is held invalid or unenforceable, then the applicable provision will be severable from, and any invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of the Notice of Restricted Stock Unit Inducement Award or this Agreement.

By Acknowledging and Accepting this Agreement, you agree to all of the terms and conditions described above and in the Plan.